SapientX

Software Technology Healthcare
Artificial Intelligence Health and Fitness

A.I. software that gives a voice and intelligence to products.

SAPIENTX.COM SANTA CRUZ CALIFORNIA





We think that voice interfaces need to understand us better, speak more languages, perform important tasks and run in existing products. Existing solutions fall short of this goal. Our mission to to fill this important need.

David Colleen Founder, CEO, Chairman of the Board @ SapientX

Why you may want to support us...

1. The highest conversational understanding accuracy at up to 99%. (Siri = 75% and Alexa = 73% - ZDnet).
2. The software is complete and in pre-production development with Volvo, Mitsubishi, Yamaha, Samsung and KTM.
3. We track 23 peers 16 of which have exited in the last 4 years. On average, they returned about 17X to their investors.
4. An early version of our tech was used in Outfit 7's Talking Angela app (a virtual pet) leading to their $1 billion exit.
5. We can run with or without the Internet. Since we can run offline, we can keep user data local where it's safest.
6. Our software is fast and efficient using just 2% of the CPU on your phone and taking as little as 17 MB of disk space.
7. A.I. (Artificial Intelligence) companies typically yield twice the return for their investors over other tech startups.
8. Our assistants speak 40 languages and dialects.

Why investors ❤ us

WE'VE RAISED $755,358 SINCE OUR FOUNDING

I am an investor in SapientX and have found David to be a intelligent, saavy, resilient and passionate leader of that business. I would not hesitate to invest with David and SapientX again.

George Lamb
Investor

Our team

AND OUR MAJOR ACCOMPLISHMENTS



David Colleen
Founder, CEO, Chairman of the Board
David is an AI and VR entrepreneur and led his teams to launch the first VR on the Internet. He has worked with 17 Fortune 100 companies to build cutting edge software products.

in



Maclen Marvit
Founder, CTO
Maclen is an actual rocket scientist having worked at NASA and Blue Origin. He lives to lead talented engineers to build world beating products.

in



Bruce Wilcox
Founder
Bruce has 40 years of experience in AI engineering and has won the Loebner Prize 4 times for the best conversational AI. Past companies include Amazon and Fujitsu.

in



David Apgar
Interim CFO
David is an ex-McKinsey person and he managed two small-business funds, wrote the book "Risk Intelligence" about how to accelerate strategic learning and these days, he enjoys helping startups.

in



David Colleen
Board Member
Patti is an investment banker and founder of Polygon Capital. She has experience in funding and M&A and brings an important viewpoint to our decision making. She has worked with David C. for 12 years.

in



David Colleen
Board Member
Robert is the ex-CEO of LSI Logic and he was also at Maserati. He's a car buff and brings that enthusiasm to our management meetings. He's our newcomer, having only worked with David C. for 2 years.

in



David Colleen
Advisor
Mike is the ex-CEO of Mayfield Robotics and before that SRI and Matterport. He's an excellent engineer and strategist. He has worked with David C. for 8 years.

in



David Colleen

Advisor

Dave is the former head of Business Development for Google Earth. Today, he co-manages the Augmented World Expo and he helps startups in the AR, VR and XR space. He has worked with David C. for 20 years.



David Colleen

Interim CFO

David is an ex-McKinsey person and he managed two small-business funds, wrote the book "Risk Intelligence" about how to accelerate strategic learning and these days, he enjoys helping startups.



David Colleen

Board Member

Robert is the ex-CEO of LSI Logic and he was also at Maserati. He's a car buff and brings that enthusiasm to our management meetings. He's our newcomer, having only worked with David C. for 2 years.



David Colleen

Board Member

Patti is an investment banker and founder of Polygon Capital. She has experience in funding and M&A and brings an important viewpoint to our decision making. She has worked with David C. for 12 years.



David Colleen

Advisor

Dave is the former head of Business Development for Google Earth. Today, he co-manages the Augmented World Expo and he helps startups in the AR, VR and XR space. He has worked with David C. for 20 years.



David Colleen

Advisor

Mike is the ex-CEO of Mayfield Robotics and before that SRI and Matterport. He's an excellent engineer and strategist. He has worked with David C. for 8 years.

In the news

Downloads

SapientX Deck WeFunder June 2 2020.pdf

The Story of SapientX

SapientX was founded by longtime friends, David Colleen, Bruce Wilcox and Maclen Marvit. We wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally, like they were talking to their best friend.


FLAMING LIPS
FREE RADICALS

LG Automotive prototype for Tesla

First, we had to wait for speech recognition to improve

Back in 2009, our voice technology worked great in the prototypes that we were building for BMW, Bosch and Denso... except for one thing... the speech recognition technology, that we were using, only understood about 10% of the words we spoke to it. We had to wait until 2016 for the accuracy to surpass 90% making our software viable in consumer products. That's when we formed SapientX and began working with our first customers.


TRACTION
CUSTOMER PROTOTYPES – 20
R&D PROTOTYPES – 17
PARTNERS – 22
RESALE PARTNERS – 8
OPEN PROPOSALS – 22
DISCUSSIONS – 103
Vehicles
VOLVO
Indian
ZERO
Consumer Goods
SAMSUNG
LG
YAMAHA
Haier
Robots, Telework, etc.
ROBOT
CITIZEN
webex
zoom

Immediate traction

Our first customer prototypes included a psychiatric app for Your Bestie and talking robots for Roborus and Future Robot. Our first big customer, Mitsubishi Motors, challenged us to build a voice assistant for their next generation of Outlander SUV's. We are currently in a three year development contract to bring the Mitsubishi Mia assistant to market and Mitsubishi has added a second effort to bring Mia to their cars sold in SE Asia.



Mitsubishi Mia
54° EXT
Watch later
Share
104.5
88.7
KSAN
89.8
WOOD
90.4
KTIM
104.5
KFOG
107.3
KPIG
108.1
KFAT

Mitsubishi Mia voice assistant prototype for Mitsubishi Outlander SUV

Sleeves rolled up... building 20 customer prototypes

In 2018, we closed our first seed investment round and began to work with companies such as Samsung, KTM, Zero electric motorcycles, Singapore Airlines and Magneti Marelli a division of Fiat Chrysler. In 2019, we added Volvo, Yamaha and Indian Motorcycles.



Working with the engineers at Magneti Marelli to install a SapientX voice assistant into a FCA, Chrysler Pacifica van.

Can you speak Japanese?

Over the past three years, dozens of companies told us that they would use our software in their products, if we only spoke Japanese or German or Chinese. We knew, that in order to grow, we would have to take up this challenge. This summer, we were asked by a large navigation systems company to provide our voice assistant in 28 languages for the countries where they sell their products. The situation seemed do or die. After a team huddle, we decided to do what seemed impossible and develop support for not just a few languages but a total of 40 global languages and dialects allowing us to reach 5.5 billion potential users!


Meet Zia
FRENCH
SPEAKERS = 275 MILLION
TOTAL = 3.8 BILLION
OÙ ES-TU

Zia, our 40 languages demonstration app.

Earlier this year, we launched a new voice assistant that we call Zia. She's already making a hit with our customers and we are in a proposal to make a version of Zia to teach Chinese school kids to speak English. I predict great things for Zia. BTW... Zia's name is a nod to Ziad Fazah, the controversial holder of the Guinness Book of Records title for the most spoken languages (58)!


RAPID GROWTH
VOICE A.I. MARKET $32 BIL. BY 2025
TAM – $7 BIL. BY 2025
SOM - $4.9 BIL. BY 2025
43.7% CAGR - RAPID GROWTH
Data Courtesy
Statista and Arizton
5
7
11
15
22
32
2020
2021
2022
2023
2024
2025

Note, these are forward-looking figures that cannot be guaranteed.

New markets open

The voice A.I. market is growing by leaps and bounds but his year, Covid 19 has presented us with new challenges... and new opportunities. Our new Telecaster system lets us bring our assistants to Zoom, WebEx and other video conferencing systems.



Tele, our new "telework" assistant running inside of Zoom.

We are also working with three vending machine companies to add a voice and an avatar interface to vending machines. They say that customers no longer want to touch buttons or screens to buy things. We see this as a playing field... rapidly tilting in our favor.


2020 MILESTONES
Q1
Q2
Q3
Q4
LAUNCH ZIA
ADD 4 LANGUAGES
LAUNCH TELECASTER
EMBEDDED ANDROID
RELEASE UNITY 1.0
RAYGUN STUDIO ALPHA
SHIP W/ CUSTOMERS

Building SapientX has been a lot of work but a fun challenge for our team. In June, we plan to complete our fully embedded version of SapientX for Android allowing us to run in appliances and robots. In August, we plan to release our integration with Unity, the top game platform. In September, we plan to have our RayGun Studio authoring tool reach alpha. RayGun Studio will allow non-technical people to be able to author assistants. Our software is planned to ship in our customers products beginning in late 2020.

Our core team is 12 people now with 35 new consulting translators and voice artists. We have the right team to begin scaling SapientX into a leading, new voice A.I. technology company.

We have everyone we need... except for one person. We need you to join our team as an investor and to share this thrilling ride as we climb taller peaks. Thanks for choosing us!

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our software adds a voice and intelligence to other peoples products.

Where will your company be in 5 years?

We track 23 of our peers, 16 of whom have had large, recent exits. We think that to bring our software to the most users, we will need to become part of a larger company as did our peers. By the way, one of Bruce Wilcox's last companies (Outfit 7) had a $1 bil. exit running an earlier version of our software!

Why did you choose this idea?

We think that voice interfaces need to understand us better, speak more languages, perform important tasks and run in existing products. Existing solutions fall short of this goal. Our mission to to fill this important need.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Siri and Alexa have created a tidal wave of consumer interest in products with voice interfaces. This has put companies, who make cars, appliances and consumer electronics, on a search for enabling, voice AI technology that does not have the issues associated with the tech giants voice assistants. We meet the needs of these companies by making software that gives top accuracy, we speak 40 languages, we protect sensitive user data, we can run with or without an internet connection and we run on their existing hardware.

How far along are you? What's your biggest obstacle?

Our software is complete and robust. It's time to aggressively market and sell what we have. This year, we have developed sales partners in Japan, China, Germany, the US and England to extend our reach. We are working hard to begin shipping our software in products made by Mitsubishi, Volvo, KTM, Yamaha, Haier and GE Appliances before the end of 2020.

One of our biggest challenges is that people frequently ask "How can you be better than Google and Alexa?". The answer is that we set out to do something different than them. We believe that the future of computing is conversational so we built SapientX, from the ground up, to do just that. This resonates with our customers.

Google and Alexa exist for two purposes... to sell you things and to harvest user data that's sold to others so that they can sell you stuff. To achieve this, they built question answering systems that are mostly driven by key word triggers. We think this is a bad deal for users because of it's inherently low understanding of what you say, because it forces you to learn commands and because it violates your privacy by profiling you.

For the record, we see Google and Amazon as friends that we occasionally partner with and who work in different markets than us.

Who competes with you? What do you understand that they don't?

The answer to this varies by market. In our automotive market, Cerence has been the market leader for many years but rests on its laurels with a voice assistant that only achieves 37% accuracy (JD Powers). The next major player is SoundHound who pivoted into our market in 2016. They are a serious competitor but in our internal tests, their system has low accuracy similar to the Cerence system.

How will you make money?

We adapt our revenue model to the norms of the industries that we work in. For cars, this means paid or unpaid prototyping and user testing leading to per unit software sales along with yearly, recurring maintenance and support contracts. The auto industry is starting to experiment with SaaS models, which we also support.

Pricing
- Cars & Trucks - $20/vehicle + $5 yearly maint. + support.
- Motorcycles - $10/motorcycle + $5 yearly maint. + support.

This is a large, rapidly growing market (43.7% CAGR) projected to be worth $32B. by 2025. We estimate that $7B. of this is addressable by SapientX.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is under-capitalization. Covid has caused customer delays affecting the shipping of our software in our customers products (planned for late 2020) . We want shipping product to be ready for Series A investors.

How can you make a voice system that is better than Siri, Alexa and Google Assistant?

We serve different needs and markets than they do. Those voice assistants were designed to play music or answer questions and they require an internet connection and powerful servers to run. SapientX was designed to understand normal human conversation and to work with or without the internet on low power devices.

How do you handle sensitive user data?

We learn about a users preferences to improve the user experience for them. This data is stored, encrypted on the users device, where it's safest. All other players in this space exploit this sensitive user data for targeted advertising and to sell to third parties. To us, this is a breech of user trust and against the best interest of the companies that we serve.

Do you own your software?

We have developed and own our full software stack. We do make use of open source software, for some components and we sometimes license third party software components when needed to serve a customers specific need.

What was your relationship to Outfit 7 and their Talking Angela app.?

Bruce Wilcox, was a consultant to Outfit 7 prior to the formation of SapientX. Outfit 7's Talking Angela and related apps were virtual pets that reacted to user speech but they were never conversational. They made use of early versions of some of the code in SapientX. We understand that this code is no longer used.

What is the Loebner Prize?

It's the worldwide, annual competition for the best conversational system. Our Chief Scientist, Bruce has competed several times and won four times.

How are you addressing the market challenges brought by Covid 19?

These are serious challenges but we are finding new market opportunities because of the pandemic. For example, stay at home orders have greatly increased the use of video "telework" applications. Our new Telecaster system runs inside of Zoom, WebEx and other major conferencing systems. This let's our assistants help with business meetings to orient new users, corral attendees and to retrieve company information in real time.

Another important new market is product vending. Increasingly, people want to conduct transactions without touching buttons or screens. Our voice interfaces enable this and our movie grade characters act as brand ambassadors to engage with customers.